Exhibit 99.1
REORGANIZATION AGREEMENT AMENDMENT (NO. 2)
     THIS REORGANIZATION AGREEMENT AMENDMENT (NO. 2) is dated the 30th day of November 2006 (this “Agreement”) and constitutes a binding agreement between Guangxi Yuchai Machinery Company Limited (“Yuchai”), China Yuchai International Limited (“CYI”) and Coomber Investments Limited (“Coomber”).
     WHEREAS Yuchai, CYI and Coomber did on April 7, 2005 enter into an agreement (the “Reorganization Agreement”) in furtherance of the terms of the July 2003 agreement (the “July Agreement”).
     WHEREAS Yuchai, CYI and Coomber entered into an agreement (the “First Amendment Agreement”) on December 2, 2005 to amend the Reorganization Agreement.
     WHEREAS in furtherance of the First Amendment Agreement, the parties have entered into negotiations on the Reorganization Agreement on the basis of a comprehensive consideration of the benefits and interests of each party and are continuing to do so and the parties are desirous of extending the termination date of the Reorganisation Agreement on the terms and subject to the conditions contained herein.
     AND WHEREAS Yuchai has received a request from Yuchai Marketing Company Limited for the extension of the due date for the repayment of the RMB205 million loan from December 1, 2006 to June 1, 2007 and the parties are willing to agree to the extension of the due date for the repayment of the RMB205 million loan.
     IN CONSIDERATION of the mutual agreements contained herein, and intending to be legally bound hereby, and subject to all applicable laws and regulations, the parties hereto agree as follows:
1. INTERPRETATION
1.1	All terms and references used in this Agreement which are defined or construed in the Reorganization Agreement but are not otherwise defined or construed in this Agreement shall have the same meaning and construction in the Reorganization Agreement.

1.2	Any reference in this Agreement to ‘the Reorganization Agreement’ shall include the Reorganization Agreement, as from time to time amended, modified or supplemented, and any document which amends, modifies or supplements the Reorganization Agreement.

1.3	The headings in this Agreement are inserted for convenience only and shall be ignored in construing this Agreement. Unless the context otherwise requires, words denoting the singular number only shall include the plural and vice versa.

1.4	This Agreement has been written in the English and Chinese languages. The parties agree that (a) the English language version of this Agreement shall be binding upon the parties, (b) the Chinese language version of this Agreement has been inserted as a translation of the English language version of this Agreement and shall not be binding upon the parties, and (c) in the event that there are any inconsistencies between the English and Chinese language versions of this Agreement, the English language version of this Agreement will prevail.
2. AMENDMENTS TO THE REORGANIZATION AGREEMENT
The parties hereby agree that the following provisions of the Reorganization Agreement shall be amended in the following manner:-

2.1	Clause 1.8 of the Reorganization Agreement

Clause 1.8 of the Reorganization Agreement shall be deleted in its entirety and replaced with the following text:

“In consideration of CYI’s agreement to ensure that Coomber will under the terms of the share exchange in Clause 2.4 receive no less than 6,354,911 Newco shares, Yuchai shall on the earlier of (i) the date of the completion of the transactions described in Clause 2.6 and (ii) June 30, 2007 pay CYI an amount of US$20,000,000 in cash into such bank account as CYI shall notify Yuchai in writing.”

2.2	Clause 4 of the Reorganization Agreement

The words “31 December 2005” appearing in the third line of Clause 4 of the Reorganization Agreement shall be deleted and substituted by the words “June 30, 2007 or such other date as the parties may agree in writing”.
3. INCORPORATION
3.1	The parties acknowledge that this Agreement constitutes the effective and binding amendment of the Reorganization Agreement.

3.2	The parties acknowledge that the due date for the performance of the Reorganization Agreement shall be adjusted according to this Agreement. The due date set by the Reorganization Agreement shall be completely and unconditionally replaced by the due date set by this Agreement as the final due date. All parties shall not undertake any claim for compensation due to any action or matter arising from the implementation of the Reorganization Agreement prior to the date of 30th June 2007.

3.3	The Reorganization Agreement and this Agreement shall be read and construed as one document and this Agreement shall be considered to be part of the Reorganization Agreement and, without prejudice to the generality of the foregoing, where the context so allows, references in the Reorganization Agreement to ‘this Agreement’ or ‘this Reorganization Agreement’, howsoever expressed, shall be read and construed as references to the Reorganization Agreement as amended, varied, modified or supplemented by this Agreement.
4. COSTS AND EXPENSES
Each party shall bear its own expenses, including legal fees, incurred in connection with the preparation, review, negotiation and execution of the terms of this Agreement.
IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf as of the day and year first above written.

GUANGXI YUCHAI MACHINERY COMPANY LIMITED			CHINA YUCHAI INTERNATIONAL LIMITED

Signed	:	/s/ Yan Ping	Signed	:	/s/ Teo Tong Kooi

Name	:	Yan Ping	Name	:	Teo Tong Kooi
Title	:	Chairman	Title	:	Director

COOMBER INVESTMENTS LIMITED

Signed	:	/s/ Zhang Shi Yong

Name	:	Zhang Shi Yong
Title	:	Director
The party named below acknowledges and accepts as of the day and year first above written the contents of this Agreement and irrevocably undertakes to use reasonable efforts to cause Yuchai to fulfill its obligations under this Agreement.
GUANGXI YUCHAI MACHINERY GROUP COMPANY

Signed	:	/s/ Yan Ping

Name	:	Yan Ping
Title	:	Chairman

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